SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 1996




                       PLANNING SCIENCES INTERNATIONAL PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F     X      Form 40-F
                 ------               ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                  No     X
              ----                -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        82-    N.A.

                               Page 1 of 16 Pages

                        Exhibit Index Appears on Page 12

                       PLANNING SCIENCES INTERNATIONAL PLC
                                    Form 6-K


                                TABLE OF CONTENTS


                                                                                               Page

Financial Information:

Condensed  Consolidated  Balance Sheets as of June 30, 1996  (Unaudited)  and December 31,      3
1995 (Audited)

Condensed  Consolidated  Statements of Income for the three and six months ended June 30,       4
1996 and 1995 (Unaudited)

Condensed  Consolidated  Statements  of Cash Flows for the six months ended June 30, 1996 and   5
1995 (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)                                6

Management's Discussion and Analysis of Financial Condition and Results of Operations.          8

Exhibit       Index                                                                            12
Exhibit A.  Second Quarter Press Release                                                       13

                       PLANNING SCIENCES INTERNATIONAL PLC
                      Condensed Consolidated Balance Sheets


                                                          June 30, 1996         December 31, 1995
                                                           (unaudited)              (audited)
                                                                      (in thousands)

                                                                  US$                     US$
Assets
         Current assets:
                  Cash and cash equivalents                    29,771                   2,280
                  Accounts receivable, net of allowances        5,981                   4,001
                  for doubtful accounts of $303 at June
                  30, 1996
                  (December 31, 1995 - $290)
                  Prepaid expenses and other current              763                     381
                  assets
                                                          ------------
                                                                                  ------------
Total current assets                                           36,515                   6,662
                                                          ------------            ------------

         Property and equipment, net                            1,616                   1,093
         Goodwill on acquisition                                  192                       -
                                                          ------------            ------------
Total assets                                                   38,323                   7,755
                                                          ------------            ------------

         Liabilities and shareholders' equity

         Current liabilities:
                  Bank overdraft                                    -                     391
                  Current portion of lease obligations            186                      84
                  Accounts payable                              2,261                     546
                  Taxes payable                                   832                     310
                  Accrued liabilities                           2,380                   1,030
                  Deferred revenues                             2,215                   1,967
                  UK value added tax                              159                     373
                  Other accounts payable                          199                     355
                                                          ------------            ------------
Total current liabilities                                       8,232                   5,056

         Non current liabilities:
                  Deferred taxation                                34                      34
                  Long-term portion of lease                      273                     175
                  obligations
                                                          ------------            ------------
Total liabilities                                               8,539                   5,265

         Shareholder's equity:
                  Ordinary shares                               2,018                   1,565
                  Preference shares                                 -                       -
                  Additional paid-in capital                   26,668                     715
                  Retained earnings                             1,178                     278
                  Minority interest                               (1)                       -
                  Cumulative translation adjustment              (79)                    (68)
                                                          ------------            ------------
Total shareholders' equity                                     29,784                   2,490
                                                          ------------            ------------
Total liabilities and shareholders' equity                     38,323                   7,755
                                                          ------------            ------------

                             See accompanying notes

                       PLANNING SCIENCES INTERNATIONAL PLC
                 Condensed Consolidated Statement of Operations
                                   (Unaudited)


                                         Three months ended                  Six months ended

                                  June 30, 1996    June 30, 1995      June 30, 1996      June 30, 1995

                                                  (in thousands, except per share amounts)

                                         US$              US$                 US$                US$
Revenues:
        License                        3,966            2,636               7,279              5,206
        Services and other             2,138            1,654               4,028              2,899

                                     --------       ----------          ----------         ----------
                                       6,104            4,290              11,307              8,105
                                     --------       ----------          ----------         ----------

    Cost of revenues
        License                          109               17                 211                 85
        Services and other             1,275              841               2,307              1,605

                                     --------       ----------          ----------         ----------
                                       1,384              858               2,518              1,690
                                     --------       ----------          ----------         ----------

        Gross profit                   4,720            3,432               8,789              6,415

    Operating expenses
        Sales and marketing            2,314            1,273               4,381              2,773
        Research and development         775              409               1,372                788
        General and administrative       989            1,302               1,874              1,996

                                     --------       ----------          ----------         ----------
Total operating expenses               4,078            2,984               7,627              5,557
                                     --------       ----------          ----------         ----------

    Income from operations               642              448               1,162                858
    Other income (expense)               269             (18)                 267               (67)
                                     --------       ----------          ----------         ----------
Income before provision for taxes        911              430               1,429                791
    Provision for income taxes           337              156                 529                293

                                     --------       ----------          ----------         ----------
Net income                               574              274                 900                498
                                     --------       ----------          ----------         ----------

         Net income per share          $0.05            $0.03               $0.09              $0.06

         Weighted average shares      10,614            8,734               9,755              8,315
         outstanding


                             See accompanying notes

                       PLANNING SCIENCES INTERNATIONAL PLC
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)


                                                                           Six months ended
                                                                  June 30, 1996            June 30, 1995
                                                                            (in thousands)

                                                                         US$                   US$
Cash flows from operating activities

   Net income                                                            900                   498

   Adjustments to reconcile net income to net cash provided by operating activities
            Depreciation                                                 265                    76
            Minority interest                                            (1)                     -
            Changes in operating assets and liabilities
                Accounts receivable                                  (1,995)               (2,176)
                Provision for bad debts                                   15                     9
                Supplies                                                   -                    43
                Prepaid expenses and other receivables                 (381)                   313
                Accounts payable                                       1,715                   164
                Accrued liabilities and other expenses                 1,506                 1,421
                Deferred revenues                                        248                   293
                                                                  -----------            ----------
Net cash provided by operating activities                              2,272                   641
                                                                  -----------            ----------

   Cash flows from investing activities
            Cost of acquisitions                                       (192)                     -
            Purchases of assets                                        (526)                 (411)
                                                                  -----------            ----------
Net cash used in investing activities                                  (718)                 (411)
                                                                  -----------            ----------

   Cash flows from financing activities
            Net proceeds on share issuance                            26,406                     -
            Proceeds (repayment) of capital lease obligations           (67)                    30

            Increase (decrease) in bank overdraft                      (391)                   351
                                                                  -----------            ----------
Net cash (used in) provided by financing activities                   25,948                   381

   Effect of exchange rate changes on cash                              (11)                   106
                                                                  -----------            ----------

   Net increase in cash                                               27,491                   717

   Cash at beginning of period                                         2,280                    43
                                                                  -----------            ----------

   Cash at end of period                                              29,771                   760
                                                                  ===========            ==========


                             See accompanying notes

                       PLANNING SCIENCES INTERNATIONAL PLC

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
- --------

Planning Sciences International plc (the "Company") is incorporated in England and Wales. The Company develops, markets and supports high performance client/server decision support software for business planning and decision making. Its principal product is marketed under the name Gentia.

Basis of Presentation
- ---------------------

The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

Interim Financial Information
- -----------------------------

The financial information at June 30, 1996 and for the six months ended June 30, 1996 and 1995 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the six month period ended June 30, 1996 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at December 31, 1995 has been derived from the audited consolidated financial statements at that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the nine months ended December 31, 1995 included in the Company's Registration Statement filed April 29, 1996.

Principles of Consolidation
- ---------------------------

The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Exchange
- ----------------

The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

PLANNING SCIENCES INTERNATIONAL PLC


NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)

Per Share Information
- ---------------------

Net income per share information is computed based on the weighted average number of shares outstanding and dilutive share equivalents of outstanding share options using the treasury stock method. Net income per share is based upon the weighted average number of shares and equivalent shares outstanding during the period. Equivalent shares consist of share options and are excluded for the computation if their effect is anti-dilutive except that, pursuant to the Securities and Exchange Commission Staff Account Bulletins, shares and equivalent shares issued during the twelve month period ended March 12, 1996 have been included in the calculation as if they were outstanding for all periods through December 31, 1995 (using the treasury stock method for the options at the initial public offering price).

Reorganization of Share Capital
- -------------------------------

Effective on April 29, 1996 the Company reorganized its authorized and issued share capital as follows: its Deferred shares of 5p each and its "B" shares of 5p each were converted into "A" shares of 5p each and all of its "A" shares of 5p each were consolidated and redesignated as Ordinary shares of 15p each on the basis of one Ordinary share for every three "A" shares. All shares and references thereto in these financial statements have been restated to show the effect of this reorganization.

2   ACQUISITION

In May 1996, the Company acquired the business goodwill and certain tangible and intangible assets from its exclusive South African Distributor, and commenced its own operations via a 100% subsidiary in South Africa. The acquisition was accounted for under the purchase method and resulted in the recording of approximately $192,000 in identified intangibles and goodwill. It is Company policy to amortize intangible assets and goodwill on a straight-line basis over their useful lives. The goodwill and intangible assets acquired in this transaction are being amortized over their useful life of 10 years.

3   INITIAL PUBLIC OFFERING

On April 30, 1996 the Company completed its initial public offering of 3,000,000 American Depositary Shares, representing 3,000,000 Ordinary shares at $16.00 per share, of which 2,000,000 shares were sold by the Company and 1,000,000 shares were sold by selling shareholders.


4   LITIGATION

The Company is involved in one legal action arising in relation to patents in the United States. While the outcome of this matter is currently not determinable, it is management's opinion that this matter will not have a material adverse effect on the Company's consolidated financial condition or results of its operations.

PLANNING SCIENCES INTERNATIONAL PLC


Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended June 30, 1996 and 1995, and the six months ended June 30, 1996 and 1995.

Three months ended June 30, 1996 and 1995.
- ------------------------------------------

Revenues
- --------

Revenues were $6.1 million in the 3 months ended June 30, 1996, an increase of 42% compared to revenues of $4.3 million for the 3 months ended June 30, 1995. License revenues were $4.0 million in the 3 months ended June 30, 1996, an increase of 50% over license revenues of $2.6 million for the 3 months ended June 30, 1995. Services and other revenues were $1.9 million in the 3 months ended June 30, 1996, an increase of 29% compared to $1.7 million for the 3 months ended June 30, 1995. The increase in revenues reflected both increased sales of the Company's Gentia product as well as increased consulting and maintenance services related thereto.

Gross Profit
- ------------

Gross profit was $4.7 million or 77% for the 3 months ended June 30, 1996, compared to $3.4 million or 80% for the 3 months ended June 30, 1995. The decrease in Gross Profit was primarily due to a higher proportion of consulting services in the three months ended June 30, 1996 being subcontracted to third parties.

Sales and Marketing
- -------------------

Sales and marketing costs were $2.3 million in the 3 months ended June 30, 1996, an increase of 82% compared to $1.3 million in the 3 months ended June 30, 1995. The increase in dollar expenditure reflects the Company's increased investment in its sales and marketing organization. The Company expects these expenses will continue to increase as a result of its continued investment in its sales and marketing organization. In particular, the Company is expanding its geographic coverage and will continue to do so.

Research and Development
- ------------------------

Research and development costs were $775,000 in the 3 months ended June 30, 1996, an increase of 89% compared to $409,000 in the 3 months ended June 30, 1995. The increase is primarily as a result of hiring additional personnel to continue the Company's development program. It is the Company's intention to accelerate its expenditure on research and development of new products when it considers it appropriate to do so. The Company's research and development centre is located in Ipswich, England and related expenditure was therefore incurred predominantly in pounds sterling.

General and Administrative
- --------------------------

General and administrative costs were $989,000 in the 3 months ended June 30, 1996, a decrease of 24% compared to $1.3m in the 3 months ended June 30, 1995. The comparative period in 1995 reflected a provision of $178,000 against bad and doubtful accounts in respect of old product lines as well as a provision against its investment in three non-operating subsidiaries.

PLANNING SCIENCES INTERNATIONAL PLC

Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended June 30, 1996 and 1995. (Continued)

Other Income (expenses)
- -----------------------

Other income was $269,000 in the 3 months ended June 30, 1996 compared to an expense of $18,000 in the 3 months ended June 30, 1995. The additional income was primarily due to significant interest income received due to the Company's Initial Public Offering completed on April 30, 1996.

Six months ended June 30, 1996 and 1995
- ---------------------------------------

Revenue
- -------

Revenues were $11.3 million in the six months ended June 30, 1996, an increase of 40% compared to revenues of $8.1 million for the six months ended June 30, 1995. License revenues were $7.3 million in the six months ended June 30, 1996, an increase of 40% over license revenues of $5.2 million for the six months ended June 30, 1995. Services and other revenues were $4.0 million in the 6 months ended June 30, 1996, an increase of 38% compared to $2.9 million for the six months ended June 30, 1995. The increase in revenues reflected both increased sales of the Company's Gentia product as well as increased consulting and maintenance services related thereto.

Gross Profit
- ------------

Gross profit was $8.8 million or 78% for the six months ended June 30, 1996, compared to $6.4 million or 79% for the six months ended June 30, 1995.

Sales and Marketing
- -------------------

Sales and marketing costs were $4.4 million in the six months ended June 30, 1996, an increase of 57% compared to $2.8 million in the six months ended June 30, 1995. This increase in dollar expenditure reflects the Company's increased investment in its sales and marketing organization. The Company expects these expenses will continue to increase as a result of its continued investment in its sales and marketing organization.

Research and Development
- ------------------------

Research and development costs were $1.37 million in the 6 months ended June 30, 1996, an increase of 74% compared to $788,000 in the six months ended June 30, 1995. The increase is primarily as a result of hiring additional personnel to continue the Company's development program. The Company's research and development centre is located in Ipswich, England and related expenditure was therefore incurred predominantly in pounds sterling.

General and Administrative
- --------------------------

General and administrative costs were $1.9 million in the six months ended June 30, 1996, a decrease of 5% compared to $2.0 million in the six months ended June 30, 1995. The Company expects general and administrative expenditures to increase in absolute dollar terms in 1996, despite this small reduction in the first six months.

Other Income (Expenses)
- -----------------------

Other income was $267,000 in the six months ended June 30, 1996 compared to an expense of $67,000 in the six months ended June 30, 1995. The additional income was primarily due to additional interest income received from the Company's Initial Public Offering completed on April 30, 1996.

Liquidity and Capital Resources
- -------------------------------

As of June 30, 1996, the Company had cash and cash equivalents of $29.8m.

Accounts receivable at June 30, 1996 were $5.9m, an increase of 49% compared to December 31, 1995 reflecting the continuing growth of the Company's business. In the six months ended June 30, 1996, the Company's operating activities generated cash of $2.3 million compared to $641,000 in the six months ended June 30, 1995. The increase was primarily due to increased profitability and an increase in accounts payable.

Investing activities consumed $718,000 in the six months ended June 30, 1996 compared to $411,000 in the six months ended June 30, 1995. The increase was due to the acquisition costs of the South African business together with additional assets purchased.

Financing activities generated $25.9m in the six months ended June 30, 1996 compared to $381,000 in the six months ended June 30, 1995. The increase arising primarily because of the receipt of the proceeds from the Initial Public Offering completed on April 30, 1996.

The Company believes that existing cash, cash equivalents and cash generated by operations will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the six months ended June 30, 1996, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PLANNING SCIENCES
                                                INTERNATIONAL PLC



                                              By: [Signature of Anthony K. Fox]
                                                  -----------------------------
                                                  Anthony K. Fox
                                                  Chief Financial Officer


Date:  August 1, 1996

EXHIBIT INDEX


                                                                Page
Exhibit A        Second Quarter Press Release                   13